Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Corus Entertainment Files Shelf Prospectus

     TORONTO, Jan. 22 /CNW/ - Corus Entertainment Inc. ("Corus") (TSX: CJR.B;
NYSE: CJR) announced today that it has filed a preliminary short form base shelf prospectus with applicable securities regulators in each of the provinces of Canada. This will allow Corus to make offerings of debt securities in the principal amount of up to $500,000,000 Cdn in the provinces of Canada during the 25-month period after the shelf prospectus becomes final.
The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with the provincial securities regulatory authorities in
Canada and a receipt is obtained.
     These debt securities may not be sold nor may offers to buy be accepted prior to the time that a receipt for the applicable final shelf prospectus has been issued in Canada with respect to the applicable debt securities.
     This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any debt or other securities of Corus. Securities of Corus, including any offering of its debt securities, may not be offered or sold in the United States absent registration under the U.S. securities laws or unless exempt from registration under such laws.
     Copies of the preliminary short form base shelf prospectus will be available on request from the contacts listed below or on the Internet at
www.sedar.com.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 17:00e 22-JAN-10